[AVANIR LETTERHEAD]
Gregory P. Hanson CMA
Vice President and CFO
SENT VIA FACSIMILE: 202-942-9533
AND VIA EDGAR
February 27, 2006
Mr. James Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 03-09
Washington, D.C. 20549

RE:	Avanir Pharmaceuticals Form 10-K for the fiscal year ended September 30, 2005 File No. 001-15803
Dear Mr. Rosenberg:
     Thank you for your comment letter of February 10, 2006 on our Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended September 30, 2005 (the “Comment Letter”). We submit to you the following information in response to the Comment Letter. For your convenience, we have repeated each comment and set forth our response immediately after each comment.
     As part of our internal controls we evaluated the facts and circumstances of, and the proper accounting for, each of the issues or transactions listed below during the respective period in which each such transaction occurred. Where appropriate, we consulted with our independent registered public accounting firm with regard to such research and our conclusions reached. Such consultations were also contemporaneous with the respective period in which our quarterly reviews (or annual audit) were performed by the independent registered public accounting firm. In the responses presented below, we have attempted to summarize our research and conclusions in a way we trust will be responsive to the staff’s questions and comments.

Consolidated Financial Statements, page F-1
7. Deferred Revenue, page F-18
1.	Please tell us how your classification of the proceeds received from Drug Royalty for the sale of future royalties complied with EITF 88-18. Your disclosure indicates that you have continuing involvement given the nature of the terms and the covenants surrounding the agreement. In your analysis, please address all six rebuttable presumptions and how you were able to overcome the presumption that this is debt.
Response:
As indicated in our response letter, dated May 6, 2005, to the Staff comment letter dated April 8, 2005, there are certain covenants under our agreement with Drug Royalty USA, Inc. (the “Drug Royalty Agreement”) that we must continue to fulfill in order to satisfy the continuing terms and conditions of the Drug Royalty Agreement. These covenants, which include the following obligations on the part of the Company, do not fit any of the six rebuttable presumptions under EITF 88-18. Pursuant to the Drug Royalty Agreement, we are required to:
(1)	Oversee the ongoing performance of our licensee (GlaxoSmithKline’s subsidiary, SB Pharmco Puerto Rico, Inc. ((“GlaxoSmithKline”)) of its duties under our license agreement (“License Agreement”);

(2)	Ensure that GlaxoSmithKline complies with the covenants and other terms of the License Agreement and assist Drug Royalty USA, Inc. with the enforcement of the License Agreement;

(3)	Monitor patent infringement, adverse claims or litigation involving Abreva® and communicate those matters to Drug Royalty USA, Inc.; and

(4)	Undertake, within 180 days, to negotiate and enter into a new license agreement for Abreva in the event that GlaxoSmithKline terminates the License Agreement, in whole or in part.
If we are in default under the Drug Royalty Agreement or fail to perform as required by the covenants, Drug Royalty USA, Inc. has the right to take ownership of our patents related to the product so that it can find a new licensee. However, Drug Royalty USA, Inc. has no recourse against us for the payments that we have received from either Drug Royalty USA, Inc. or from GlaxoSmithKline, or that we could potentially share with Drug Royalty USA, Inc. in the future if GlaxoSmithKline’s annual sales exceed a certain level. We intend to maintain our continuing involvement as required by the Drug Royalty Agreement and intend to perform under the covenants so that we are able to retain our rights to the patents, as well as our share of future royalties at such time as wholesale sales of Abreva may exceed the $62.0 million annual threshold.
Classification as debt or deferred income depends on the specific facts and circumstances of each transaction. The proceeds received from Drug Royalty USA, Inc. for the sale of future royalties were classified as deferred revenue and not as debt because none of the factors noted in EITF 88-18 (and discussed below) were present:

(1)	The transaction does not purport to be a sale (that is, the form of the transaction is debt).
Analysis: The transaction’s legal structure was as a sale and not as debt, as noted in the Critical Accounting Policies on page 20 of the Form 10-K (“. . . the sale of an undivided interest of our Abreva license agreement.”). For example, the Drug Royalty Agreement states that Avanir agrees to sell and Drug Royalty agrees to purchase from Avanir all of its right, title and interest in the GlaxoSmithKline License Agreement.
(2)	The enterprise has significant continuing involvement in the generation of the cash flows due the investor.
Analysis: As described above, our continuing involvement in the Drug Royalty Agreement is mainly to oversee and ensure that GlaxoSmithKline complies with the terms of its License Agreement with us. We are not involved in manufacturing, marketing or distributing the licensed product that directly relates to the generation of the cash flows payable by GlaxoSmithKline to Drug Royalty USA, Inc for product sales generated by GlaxoSmithKline.
(3)	The transaction is cancelable by either the enterprise or the investor through payment of a lump sum or other transfer of assets by the enterprise.
Analysis: The Drug Royalty Agreement is not cancelable by way of lump sum or by transfer of other assets by either us or Drug Royalty USA, Inc.
(4)	The investor’s rate of return is implicitly or explicitly limited by the terms of the transaction.
Analysis: Drug Royalty USA, Inc. is entitled to receive from GlaxoSmithKline 100% of the annual Royalty Revenues on the first $62 million of Net Sales generated by GlaxoSmithKline and 50% of the annual Royalty Revenues on Net Sales in excess of $62 million during each calendar year, as calculated based upon our License Agreement with GlaxoSmithKline. Therefore, Drug Royalty’s rate of return is not limited by the terms of the Drug Royalty Agreement.
(5)	Variations in the enterprise’s revenue or income underlying the transaction have only a trifling impact on the investor’s rate of return.
Analysis: There is substantial uncertainty and variability in the revenue and income underlying the transaction. For example, Abreva is approved by the United States Food and Drug Administration for sale as an over-the-counter product for the treatment of cold sores. Abreva is manufactured and sold by GlaxoSmithKline, which has full control over the marketing, sales and advertising of the product. When we sold the rights to future Abreva royalties to Drug Royalty USA, Inc. in December 2002, the rights extended for approximately 11 years, or until December 2013. Abreva is subject to substantial competition from existing and potentially new cold sore products that have yet to enter the market place. Additionally, we note that regulatory approval and product launch in Canada had not occurred at the time of entering into the agreement with Drug Royalty USA, Inc. and royalties from sales in that market were also uncertain. In summary, to the extent that sales of Abreva vary, so will the royalties.
(6)	The investor has any recourse to the enterprise relating to the payments due the investor.
Analysis: Drug Royalty USA, Inc. does not have any recourse to us relating to the payments by GlaxoSmithKline to Drug Royalty USA, Inc. for product sales generated by GlaxoSmithKline. If GlaxoSmithKline terminates the License Agreement, we have the right, but not the obligation to elect to undertake the distribution of the Product, in which case we would be obligated to pay Drug Royalty USA, Inc. the percentage royalties equal to those set forth in the License Agreement.
10. Shareholders’ Equity, page F-21
Common stock, page F-22
Class A common stock, page F-22
Fiscal 2005, Page F-22
2.	Please explain to us how you evaluated the need to apply variable plan accounting to this award given the right to repurchase at what would appear to be below fair value. Address specifically whether there are conditions that are within your control that will allow you to exercise this right prior to it lapsing. Refer to Issue 23(d) of EITF 00-23.
Response:
In accordance with the Restricted Stock Purchase Agreement between the employee (referred to as the “Purchaser” in the agreement) and us (we are referred to as the “Company” in the agreement), the terms of the repurchase option are as follows:
(1)	In the event of the voluntary or involuntary termination of the Purchaser’s employment or consulting relationship with the Company for any reason (including death or disability), with or without cause, upon the date of such termination (the “Termination Date”), the Company will have an irrevocable, exclusive option (“Repurchase Option”) for period of 90 days from such date to repurchase all or any portion of shares of the restricted stock (“Shares”) held by the Purchaser as of the Termination Date which have not yet been released from the Company’s Repurchase Option at the original purchase price.

(2)	All of the Shares will initially be subject to the Repurchase Option. Provided that the Purchaser remains continuously employed by the Company (or continues to provide services to the Company as a consultant), the Shares will be released from the Repurchase Option as to 33.33% on the first anniversary of the grant date and as to one-twelfth of the Shares quarterly thereafter.
The Repurchase Option was included in the Restricted Stock Purchase Agreement as a protection for us in the event that the Purchaser’s employment is terminated within the three-year period from the grant date. The Purchaser does not have the right to require us to repurchase such Shares.
We currently believe it is not probable that the Purchaser will terminate his employment with us within the Repurchase Option period; therefore, we do not expect to exercise our Repurchase Option. In accordance with Issue 23(d), paragraphs 94 and 96 of EITF 00-23, the repurchase feature in the agreement does not require variable accounting for the shares, because we do not expect that we will be exercising the repurchase feature. Effective October 1, 2005, we adopted SFAS 123(R), “Share-Based Payments”, using the modified prospective transition method. Accordingly, we will apply the provisions of SFAS 123(R) in the event that this award is subsequently modified, repurchased or canceled. Presently, however, we are recognizing the expense associated with the award ratably over the award’s three-year vesting period.
11. License and Other Agreements, Page F-27
AstraZeneca UK Limited (“AstraZeneca”), page F-28
3.	We note that you determined that the license and the research agreement were separate units of accounting for this agreement and the Novartis agreement. Based on your disclosure here, it is unclear how this is appropriate. Please explain to us how the research and development agreement has separate value from the license when the license is required to perform that research and development. Please refer to Example 6-Biotech License, Research and Development, and Contract Manufacturing Agreement in EITF 00-21. In your response address specifically the factors discussed in this example.
Response:
As part of our analyses during the respective reporting periods, we applied the provisions under EITF 00-21 and, in particular, conducted a rigorous comparison to Example 6 of EITF 00-21. We conducted independent analyses of each of the agreements. A summary of our analyses of the literature and the facts and circumstances relating to the licenses are as follows:
For the AstraZeneca arrangement, there were two deliverables that should be considered for separation: (1) the license and (2) the research services. The license represents a delivered element and the research services represent an undelivered element.

We determined that the license deliverable and the research services deliverable were separate units of accounting, because (a) the license had standalone value separate and apart from the research services; (b) there was objective and reliable evidence of the fair value of the undelivered research services and (c) there was no right of return or refund relative to the license.
A.	The license had standalone value to AstraZeneca without research and development services to be performed by us, because (1) AstraZeneca has the expertise and capabilities in the licensed technology, which is small molecule biology/chemistry; (2) the research and development services to be provided by us are not unique; AstraZeneca would be able to find other third party vendors to provide these research and development services; (3) the license is transferable, that is AstraZeneca has the right to sublicense the arrangement to a third party; (4) other pharmaceutical companies were interested in licensing the technology from us without the related research services; and (5) other companies in the industry have entered into similar license agreements without research services.
Following is a more detailed analysis of each of these points:
1.	The relevant issue is whether AstraZeneca has expertise in the technology. Many partnering agreements between biotechnology (or biopharmaceutical) companies and global pharmaceutical companies are strategic alliances created for the purpose of providing the large pharmaceutical company access to a new technology in circumstances in which they do not have existing expertise or infrastructure. Examples of such new technologies include therapeutic antibodies, antisense, genomics and proteomics. When pharmaceutical companies complete license agreements with genomic or antibody companies, they will generally require a research agreement since they typically do not have the expertise and infrastructure in this area.
The above arrangements differ from those in which large pharmaceutical companies license small molecule technologies, such as our reverse cholesterol transport (“RCT”) technology. Our license arrangement with AstraZeneca is in the area of small molecules, which is the strength of large pharmaceutical companies such as AstraZeneca. The capabilities of AstraZeneca in small molecule technology vastly exceed those of Avanir. The combination of our chemical data and our biological data, along with our related technical databases, effectively and fully enables companies with the resources of AstraZeneca to develop the technologies without our personnel or research services.
Once we provided the specific chemical structures and structure activity relationship database to AstraZeneca under the terms of the license, AstraZeneca had all the information and resources it needed to further research and develop the licensed technology. There is no other unique technology or capability at Avanir that does not exist at AstraZeneca. This is evidenced by the fact that with limited data provided to AstraZeneca for due diligence, AstraZeneca was able to evaluate the effect of the lead compound, AVP 26452, on its own. AstraZeneca stated in their press release that they have existing strengths and a long-standing record of achievement in the development and commercialization in the dyslipidaemia area, which may potentially be treated by our licensed RCT technology.
The research services were included in the agreement with AstraZeneca at our request. The provisions for research services were important to us to (a) increase our research knowledge base and infrastructure and (b) to increase our protection of the future potential revenue stream under the milestone and royalty provisions of the agreement. Participation in a joint research program also provides an opportunity for us to demonstrate our ability to contribute research to a major pharmaceutical company. Accordingly, we requested the inclusion of a joint research portion of the agreement for a certain period of time.
2.	Under the terms of the research services, we are essentially functioning as a contract research organization (“CRO”). The research services provided by us are not unique and there are a number of CROs that provide these services. Examples of CROs that perform such research services are Rhodia Pharma Solutions (www.Rhodia.com), MDS Pharma Services (www.mdsps.com), and PPD (www.ppdi.com). There are several other CROs, including Cato Research (www.cato.com), Kendle (www.kendle.com), and Scirex (www.scirex.com). In fact, we have contracted with such CROs for research and development activities for the technology licensed by AstraZeneca, both before and after we entered the license arrangement with AstraZeneca.

3.	As a consequence of the license and the transfer of data, AstraZeneca has the expertise, capability and the right to sublicense the arrangement to a third party without our consent at any time during the term of the agreement.

4.	In addition to AstraZeneca, there were six other large pharmaceutical companies that were interested in licensing the RCT program from Avanir. We progressed to term sheets with three of these companies. Further, three of the six companies were interested only in the RCT program and not in any bundled research services. We selected AstraZeneca not only because of their expertise in hyperdislemia and the value of the license, but also because they would allow us to participate in the future research effort.

5.	We are aware that there are other companies in the industry that have licensed an early stage development program to a much larger company or a marginally larger company, and that the larger company can continue development of the technology without the need for research support from the smaller company. This is possible because the licensee typically has deeper expertise in the relevant scientific areas, and often only needs access to the data transferred and rights to the intellectual property in order to have the freedom to operate. This is similar to the license agreement between Avanir and AstraZeneca.

B.	There was objective and reliable evidence of the fair value of the undelivered element (research services). The research services to be performed by us under the agreement with AstraZeneca could be provided by numerous third party vendors as discussed in item 2 under Section A above. This is supported by the fact that Avanir has contracted out development work on the lead compound, AVP 26452, to a CRO. We have subcontracted work to CROs for this and similar programs at prices that are comparable to the rates we are charging AstraZeneca for the research and development services. We have evidence of fair value based not only on rates that have been charged us for similar work performed for us by contract research organizations, but also based on our own fully-burdened average rate for our own chemists and biologists charged to customers when research services are sold separately from any other deliverables.
We have not entered into any other agreements in which we have licensed the rights to discover, develop and commercialize our RCT program; therefore, third-party fair value evidence for the license does not exist. Further, the technologies we used to develop the RCT program are not unique. Based on the analysis under Section B above, third-party fair value evidence for the research services exists; therefore, we have objective and reliable evidence of the fair value of the undelivered element (i.e. the research services). Based on that analysis, the method of allocating the arrangement consideration would be the residual method, because fair value evidence exists for the research services, but not the license. Because the research services are priced at fair value, none of the license consideration was allocated to the research services deliverable.
We performed a separate analysis for the accounting of the Novartis agreement, which also involved the license of small molecule compounds and similar research and development services, and have reached a similar conclusion to that reached for the AstraZeneca agreement.
We will expand the disclosure related to the AstraZeneca agreement in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ending September 30, 2006 as follows:
“In accordance with EITF 00-21, we determined that the license fee and research and development services are separate units of accounting, because the license has value to AstraZeneca on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered research collaboration services and there is no right of return or refund relative to the license. We determined that the license has standalone value because similar technology is sold separately by other vendors, AstraZeneca can sublicense the technology, and they have the capabilities to perform the research services or could obtain such services from other vendors. Revenue from research and development services is recognized during the period in which the services are performed and is based upon the number of FTE personnel working on the project at the agreed-upon rates. Payments related to substantive, performance-based milestones are recognized as revenue upon the achievement of the milestones as specified in the agreement.”

Because we have done a separate analysis of the transaction with Novartis and reached a similar conclusion on the accounting treatment, in future filings we will provide an expanded disclosure on the Novartis agreement that is similar in the nature and content of disclosure as the AstraZeneca agreement.
12. Related Party Transactions. Page F-30
IriSys Research and Development, LLC, page F-30
License Agreement, page F-30
4.	Please provide to us in disclosure type format a discussion of the amounts that might be paid to CNS under the Sublicense agreement discussed here. Include a discussion of the events that would trigger the payments under this agreement. Also provide to us in disclosure type format similar information related to your discussion of this agreement with your contractual obligations on page 31.
Response:
Following is a summary of the matter you requested in disclosure format. We will expand our disclosure regarding the amounts and events that would trigger the payments under the Sublicense agreement. The expanded disclosure will be included in the MD&A under the contractual obligations in the future filings beginning with our Quarterly Report for the quarter ending March 31, 2006 and in the Notes to Consolidated Financial Statements in our Annual Report for the fiscal year ending September 30, 2006 as set forth below.
“In August 2000, we entered into an agreement with IriSys Inc. (formerly IriSys Research and Development, LLC) to sublicense the exclusive worldwide rights to a patented drug formulation, Neurodex, to treat multiple central nervous system disorders (the “Sublicense Agreement”). IriSys held exclusive rights to Neurodex under an Exclusive Patent License Agreement with the Center for Neurologic Study (“CNS”), dated April 2, 1997 (the “CNS License Agreement”). Under the Sublicense Agreement, we were obligated to make certain payments upon achieving certain specified milestones, royalties on product sales and a specified percentage of any future royalties that we might have received from potential licensees. We had not made any payments, nor were any payments due, to IriSys under the Sublicense Agreement.
In March 2005, we entered into an Asset Purchase Agreement, pursuant to which our wholly owned subsidiary, Avanir Holding Company, acquired from IriSys certain additional contractual rights to Neurodex. As a result, through our wholly owned subsidiary we hold the exclusive worldwide marketing rights to Neurodex for certain indications as set forth under the CNS License Agreement and have no further license arrangements with IriSys. Avanir is currently developing Neurodex for the treatments of Involuntary Emotional Expression Disorder (“IEED”), also known as emotional lability, and diabetic neuropathic pain. We will be obligated to pay CNS up to $400,000 in the aggregate in milestones to continue to develop both indications, assuming they are both approved for marketing by the FDA. Avanir is not currently developing, nor does it have an obligation to develop, any other indications under the CNS License Agreement.

In fiscal 2005, Avanir paid $75,000 to CNS under the CNS License Agreement, and we expect to pay a $75,000 milestone in 2006 if the FDA approves our NDA for Neurodex for the treatment of IEED. In addition, we are obligated to pay CNS a royalty on commercial sales of Neurodex with respect to each indication, if and when the drug is approved by the FDA for commercialization. Under certain circumstances, we may have the obligation to pay CNS a portion of net revenues received if we sublicense Neurodex to a third party. We do not expect to pay any other milestones to CNS in fiscal 2006.”
     Additionally, per the Comment Letter, the Company acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or wish to discuss the responses we have provided above, please call the undersigned at 858-622-5201 at your convenience.

Sincerely,
/s/ GREGORY P. HANSON
Gregory P. Hanson, CMA
Chief Financial Officer

cc:	Stephen G. Austin, CPA Ryan A. Murr, Esq.